UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                               FORM 11-K

(Mark One)
[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                For the fiscal year ended December 31, 1997

                                   OR

[    ]       TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
             EXCHANGE  ACT OF 1934

                      For the transition period from to
                      --------------     --------------
                       Commission file number 001-12929

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

           CommScope, Inc. Employees Profit Sharing and Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               CommScope, Inc.
           (Exact name of registrant as specified in its charter)

                      Delaware                    36-4135495
          (State or other jurisdiction of      (I.R.S. Employer
           incorporation or organization)      Identification No.)

         1375 Lenoir Rhyne Boulevard, Hickory, North Carolina 28601
                 (Address of principal executive offices)
                                  (Zip Code)

                                (828) 324-2200
             (Registrant's telephone number, including area code)

COMMSCOPE, INC. EMPLOYEES PROFIT SHARING AND SAVINGS PLAN


TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                           Page

INDEPENDENT AUDITORS' REPORT                                                1-2

FINANCIAL  STATEMENTS  AS OF  DECEMBER  31, 1997 AND 1996
   AND FOR THE YEAR ENDED DECEMBER 31, 1997:
   Statements of Net Assets Available for Benefits                            3
   Statement of Changes in Net Assets Available for Benefits                  4
   Notes to Financial Statements                                           5-12

SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 1997 AND FOR THE YEAR THEN ENDED:
   Item 27a - Schedule of Assets Held for Investment Purposes                13
   Item 27d - Schedule of Reportable Transactions (5%)                       14



NOTE: Other supplemental schedules as required by Section 103(c)(5) of the Employee Retirement Income Security Act of 1974 are omitted because no events requiring such supplemental schedules to be filed occurred during the year ended December 31, 1997.

INDEPENDENT AUDITORS' REPORT

To the Participants and Administrator
Of the CommScope, Inc. Employees
Profit Sharing and Savings Plan

We have audited the accompanying statements of net assets available for benefits of the CommScope, Inc. Employees Profit Sharing and Savings Plan as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our report dated June 5, 1997, we were unable to express an opinion on the Plan's financial statements for the year ended December 31, 1996 as the scope of our audit had been limited to exclude assets held by Vanguard Fiduciary Trust Company, the trustee of the Plan, and transactions in those assets except for comparing the information provided by the trustee with the related information included in the financial statements as permitted by Section 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Subsequent to June 5, 1997, we have audited the Plan's financial statements for the year ended December 31, 1996 to include assets held by the trustee of the Plan. Accordingly, our present opinion on the Plan's 1996 statement of net assets available for benefits, as presented herein, is different from that expressed in our previous report.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1997 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
-----------------------------
Deloitte & Touche LLP

Hickory, North Carolina
June 10, 1998

COMMSCOPE, INC. EMPLOYEES PROFIT SHARING AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1997 AND 1996



ASSETS                                      1997                   1996
                                     -------------------    --------------------

INVESTMENTS, AT FAIR VALUE
 (Notes 1, 2, 6 and 7)
  Mutual funds                             $ 62,969,157            $ 47,934,620
  Common trust fund                           3,293,374               2,439,236
  Company stock funds                         8,327,968               4,918,993
  Loans to participants                       5,200,234               4,585,473
                                     -------------------    --------------------

     Total investments                       79,790,733              59,878,322

RECEIVABLES:
  Employer's contribution                        13,050                  17,537
  Participants' contributions                    37,047                  35,073
                                     -------------------    --------------------
     Total receivables                           50,097                  52,610


NET ASSETS AVAILABLE FOR BENEFITS          $ 79,840,830            $ 59,930,932
                                     ===================    ====================


See notes to financial statements.

COMMSCOPE, INC. EMPLOYEES PROFIT SHARING AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1997


                                                                    1997
                                                            --------------------

ADDITIONS:
  Investment income (Note 8):
     Net appreciation in fair value of investments (Note 7)         $ 7,450,479
     Interest on investments                                            174,581
     Interest on loans to participants                                  407,315
     Dividends                                                        3,191,607
                                                            --------------------
          Total investment income                                    11,223,982
                                                            --------------------
  Contributions (Notes 1 and 8):
     Employer's                                                       7,007,901
     Participants'                                                    4,160,515
     Transfers from other plans (Notes 2 and 3)                         459,563
                                                            --------------------

          Total contributions                                        11,627,979
                                                            --------------------

          Total additions                                            22,851,961

DEDUCTIONS:
  Benefits paid to participants (Note 8)                              2,942,063
                                                            --------------------

NET INCREASE                                                         19,909,898

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                  59,930,932
                                                            --------------------

  End of year                                                      $ 79,840,830
                                                            ====================


See notes to financial statements.

COMMSCOPE, INC. EMPLOYEES PROFIT SHARING AND SAVINGS PLAN


NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------


1.    DESCRIPTION OF THE PLAN

      The following brief description of the CommScope, Inc. Employees Profit Sharing and Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      General - The Plan is a defined contribution plan covering all employees of CommScope, Inc. ("CommScope" or the "Company"), who have completed one hour of service with the Company (defined as the first day of the calendar month following the completion of one hour of service) for the salary deferral savings portion of the Plan and employees who have completed 1,000 hours of service with the Company (defined as the first day of the calendar month following the completion of 1,000 hours of service) for the employer discretionary profit sharing portion of the Plan. The Plan was formed June 1, 1992 when the CommScope, Inc. Employee Stock Plan was terminated and plan assets and liabilities were combined with those of the CommScope, Inc. Employee Savings Plan to form the CommScope, Inc. Employees Profit Sharing and Savings Plan. The combination of the two plans had no effect on the individual participant account balances or total assets. For those participants who were enrolled in both plans, their account balances were consolidated. The predecessor Employee Savings Plan became effective November 28, 1988 and was designed to comply with the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and Sections 401(a) and 401(k) of the Internal Revenue Code as amended by the Tax Reform Act of 1986.

      The Plan was amended effective January 1, 1995 to allow a participant to elect a cash option distribution for a portion of the employer discretionary profit sharing portion of the Plan. Under this amendment, a participant may elect to receive up to 30% of his employer discretionary profit sharing contribution in cash. If this election is not made, a cash option account is established and maintained for each participant to which is credited the cash option distribution and earnings thereon. The remaining 70% of the employer discretionary profit sharing contribution is allocated to participant accounts based on their salary deferral savings investment elections. During 1997, the discretionary profit sharing contribution consisted of $527,665 in deferred cash options and $4,902,766 for the remaining 70% of contributions. During 1996, the discretionary profit sharing contribution consisted of $370,072 in deferred cash options and $3,918,402 for the remaining 70% of contributions. Also effective January 1, 1995, the Plan was amended to allow participants who attain age 70-1/2 the election to have life expectancies recalculated. In addition, the amendment allows vested participants who are eligible for distributions the election to defer their distribution, and continue investment in the Plan.

      Participant Accounts - Each participant's account reflects the participant's contributions and withdrawals, as applicable, and allocations of (a) the Company's contributions, (b) Plan earnings and (c) administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      Contributions - Participants may elect to contribute any whole percentage up to 10% of their compensation on a tax deferred basis. For each plan year, the Company may make a matching contribution equal to 50% of the first 4% of compensation that is contributed by each participant through salary reduction contributions. The Company may increase its matching contribution for any plan year in a consistent and non-discriminatory manner. In addition, for each plan year, the Company may make a discretionary cash contribution to the Plan in such amount as the Board of Directors shall determine.

      Vesting - Participants are immediately vested in their contributions, cash option distributions and related earnings. Participants become fully vested in the Company's discretionary profit sharing contributions and related earnings after the completion of five years of continuous employment with the Company, involuntary termination, age 65, permanent disability, at death or at the liquidation or dissolution of the Company. If a participant terminates his employment with the Company for reasons other than normal retirement, permanent disability or death, his "vested interest" in the Company's discretionary contribution will be determined by a savings plan committee. If a participant terminates employment before he has a vested interest in his account, the amount of the Company's discretionary contribution which is not fully vested is forfeited by the participant and is used to reduce future matching and discretionary Company contributions.

      Loans to Participants - Participants can obtain loans for up to the lesser of $50,000 or 50% of their vested account balance. The interest rate charged on these loans is prime rate plus one percent. The participant is required to repay the loan in monthly installments and can elect a one to five year repayment plan (fifteen years for the purchase of a primary residence).

      Investment Options - Upon enrollment in the Plan, a participant may direct his or her contributions, in increments of 10%, to any of nine fund options. Participants may change or transfer their investment options quarterly. Descriptions of the investment criteria for the nine fund options at December 31, 1997 are as follows:

      Vanguard Wellington Fund - Seeks to provide income and long-term growth of capital, without undue risk to capital, by investing about 65% of its assets in stocks and the remaining 35% in bonds.

      Vanguard Money Market Reserves ("VMMR")-Federal Portfolio - Seeks to provide high income and a stable share price of $1 by investing in short-term securities that are backed by the full faith and credit of the U.S. government or by an agency of the government.

      Vanguard Fixed Income Fund ("VFIF")-GNMA Portfolio - Seeks to provide a high and sustainable level of interest income by investing in a broad range of mortgage-backed securities issued by the Government National Mortgage Association (GNMA), an agency of the U.S. government.

      Vanguard Index Trust - 500 Portfolio ("Vanguard Index-500 Portfolio") - Seeks to provide long-term growth of capital and income from dividends by holding all of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of U.S. stock performance.

      Vanguard STAR Portfolio - Seeks to provide long-term growth of capital and income by investing in nine Vanguard funds: six stock funds, two bond funds, and one money market fund. The portfolio invests about 62.5% of its assets in stock funds, 25% in bond funds, and 12.5% in a money market fund.

      Vanguard U.S. Growth Portfolio - Seeks to provide long-term growth of capital by investing in large, high-quality, seasoned U.S. companies with records of exceptional growth and above-average prospects for future growth.

      Vanguard International Growth Portfolio - Seeks to provide long-term growth of capital by investing in stocks of high-quality, seasoned companies based outside the United States. Stocks are selected from more than 15 countries.

      Vanguard Retirement Savings Trust - Seeks to provide a high level of income and a stable share value of $1 through investment contracts issued and backed by financial institutions (these investments are neither insured nor guaranteed by the U.S. government, and there is no assurance that the trust will maintain a stable share value of $1). The trust also invests in "alternative" contracts backed by high-quality bonds and bond mutual funds owned by the trust.

      CommScope, Inc. Stock Fund ("CommScope Stock Fund") - Seeks to provide long-term growth of capital through increases in the value of the stock of CommScope and reinvestment of its dividends.

      The Company matching contributions are non-participant directed in that they are automatically contributed into the CommScope Stock Fund. The Company discretionary profit sharing contributions, including cash option distributions, are allocated to any of the nine participant fund options described above as directed by the participant.

      Two additional funds hold participant investments under the Plan at December 31, 1997. As described more fully in Note 3, no additional participant or employer contributions may be directed to these funds:

      General Instrument Corporation Stock Fund ("General Instrument Stock Fund") - Seeks to provide long-term growth of capital through increases in the value of the stock of General Instrument Corporation and reinvestment of its dividends. As described more fully in Note 3, General Instrument changed its corporate structure in July 1997. Accordingly, activities related to investments in the stock of the former General Instrument Corporation through July 28, 1997 (including investments as of December 31, 1996) are denoted by the caption "GI Stock Fund".

     General Semiconductor, Inc. Stock Fund ("General Semiconductor Stock Fund")- Seeks to provide long-term growth of capital through increases in the value of the stock of General Semiconductor, Inc. ("General Semiconductor") and reinvestment of its dividends.

      Collectively, the CommScope Stock Fund, General Instrument Stock Fund, General Semiconductor Stock Fund and GI Stock Fund are referred to as the "Company Stock Funds".

      Payment of Benefits - Withdrawals from a participant's account are permitted upon termination, death, disability or financial hardship, as defined by the Plan. Distributions are paid in a single sum in cash or in cash plus that number of whole shares allocated to the participant's accounts in the CommScope common stock fund.


2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting - The accompanying financial statements have been prepared using the accrual method of accounting.

      Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the fair value of shares held by the Plan at year end. Units of the Vanguard Retirement Savings Trust are valued at fair value at year end, which approximates contract value. Guaranteed investment contracts held by the Vanguard Retirement Savings Trust are benefit responsive, providing a guarantee by the issuer to pay principal plus accrued interest in response to benefit-related requests for payment. The Company Stock Funds are valued at year-end unit closing price (comprised of year-end market price for shares held by the fund plus the value of money market reserves). The loans to participants are valued at cost plus accrued interest which approximates fair value.

      Purchases and sales of fund investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

      Transfers from Other Plans - Transfers from other plans represent rollovers recorded when new employees who elect enrollment in this Plan transfer account balances from other plans.

      Payments of Benefits - Benefits are recorded when paid.

      Expenses of the Plan - All administrative expenses of the Plan are paid by the Company.

      Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.


3. CHANGES TO PLAN FUNDS RESULTING FROM CHANGES IN THE PLAN SPONSOR'S CORPORATE STRUCTURE

      Prior to July 28, 1997, the Company was an indirect wholly-owned subsidiary of General Instrument Corporation ("GI"), a company with publicly traded common stock listed on the New York Stock Exchange. Through a series of transactions that was consummated on July 28, 1997 (the "Distribution Date"), GI distributed to stockholders of record all of the outstanding shares of common stock of its wholly-owned subsidiaries, CommScope and NextLevel Systems, Inc. ("NextLevel Systems"), in a transaction structured as a tax-free spin-off (the "Distribution"). GI retained no ownership interest in either CommScope or NextLevel Systems. Following the Distribution, GI was renamed General Semiconductor.

3. CHANGES TO PLAN FUNDS RESULTING FROM CHANGES IN THE PLAN SPONSOR'S CORPORATE STRUCTURE (CONTINUED)

      Effective February 2, 1998, NextLevel Systems changed its name to General Instrument Corporation ("General Instrument"). Subsequent to the Distribution, each of the companies has publicly traded common stock listed on the New York Stock Exchange.

      As a result of the Distribution, all Plan investments in the GI Stock Fund at the Distribution Date were sold and reinvested in appropriate proportionate amounts of the CommScope Stock Fund, General Instrument Stock Fund and General Semiconductor Stock Fund. Subsequent to the Distribution Date, no employee or employer contributions may be directed to the General Instrument Stock Fund or the General Semiconductor Stock Fund under the Plan.


4.    TAX STATUS OF THE PLAN

      The Internal Revenue Service has determined and informed the Company by a letter dated August 9, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan's administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


5.    PLAN TERMINATION

      The Company anticipates and believes that the Plan will continue without interruption but reserves the right to terminate the Plan at any time with respect to its employees. Such termination may be made without the consent of the trustee, the participants or their beneficiaries or any other persons. In the event that such termination results in the discontinuance of the Plan, the Plan provides that each affected participant will have a 100% vested interest in his account, which will be valued as of the last day of the calendar quarter coinciding with or following the date on which the termination occurred and his account shall be paid to him in a lump sum as soon as is practicable after the termination.


6.    RELATED PARTY TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by Vanguard Fiduciary Trust Company ("Vanguard"). Vanguard is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions which are exempt from the prohibited transactions rules.

7.     INVESTMENTS

       Investments that represent 5 percent or more of the Plan's net assets are separately identified:

                                                                                            Year Ended December 31,
                                                                                 ------------------------------------------
                                                                                 --------------------  --------------------
                                                                                         1997                  1996
                                                                                 --------------------  --------------------

       Investments at fair value as determined by quoted market price:
           Vanguard Wellington Fund                                                     $ 21,705,144          $ 16,396,474
           VMMR-Federal Portfolio                                                         15,986,090            14,220,437
           Vanguard Index-500 Portfolio                                                   18,314,955            12,415,321
           Other Mutual Funds                                                              6,962,968             4,902,389
           Company Stock Fund - General Instrument Stock Fund                              4,377,202                    --
           Company Stock Fund - GI Stock Fund                                                     --             4,918,993
           Other Company Stock Funds                                                       3,950,766                    --
           Loans to Participants                                                           5,200,234             4,585,472
                                                                                 --------------------  --------------------
                                                                                 --------------------  --------------------
                                                                                          76,497,359            57,439,086
                                                                                 --------------------  --------------------

       Investments at estimated fair value:
           Common Trust Fund - Vanguard Retirement Savings Trust                           3,293,374             2,439,236
                                                                                 --------------------  --------------------

       Total investments                                                                $ 79,790,733          $ 59,878,322
                                                                                 ====================  ====================



       During 1997, the Plan's investments, including investments bought and sold, as well as held during the year, appreciated in value by $7,450,479, as follows:

                                                                  Year Ended
                                                              December 31, 1997
                                                            --------------------

       Investments at fair value as determined
       by quoted market price:
             Vanguard Wellington Fund                               $ 2,212,691
             VFIF-GNMA Portfolio                                         63,993
             Vanguard Index-500 Portfolio                             4,024,162
             Vanguard STAR Portfolio                                     39,310
             Vanguard US Growth Portfolio                               276,072
             Vanguard International Growth Portfolio                    (19,234)
             CommScope Stock Fund                                          (749)
             General Instrument Stock Fund                             (293,946)
             General Semiconductor Stock Fund                          (220,083)
             GI Stock Fund                                            1,368,263
                                                            --------------------

             Net change in fair value                               $ 7,450,479
                                                            ====================

8.     CHANGES IN INVESTMENTS

       Employer's and participants' contributions, withdrawals and investment income by fund are as follows for the year ended December 31, 1997:

                                                                   Year Ended
                                                              December 31, 1997
                                                            --------------------

           Employer's Contributions:
             Vanguard Wellington Fund                               $ 1,557,970
             VMMR-Federal Portfolio                                   1,238,791
             VFIF-GNMA Portfolio                                        362,592
             Vanguard Index-500 Portfolio                             1,454,322
             Vanguard STAR Portfolio                                     88,321
             Vanguard US Growth Portfolio                               270,972
             Vanguard International Growth Portfolio                    125,086
             Vanguard Retirement Savings Trust                          276,537
             CommScope Stock Fund                                       931,090
             GI Stock Fund                                              702,220
                                                            --------------------

                                                                    $ 7,007,901
                                                            ====================

           Participants' Contributions:
             Vanguard Wellington Fund                               $ 1,177,424
             VMMR-Federal Portfolio                                     466,783
             VFIF-GNMA Portfolio                                        245,387
             Vanguard Index-500 Portfolio                             1,134,154
             Vanguard STAR Portfolio                                     82,422
             Vanguard US Growth Portfolio                               286,474
             Vanguard International Growth Portfolio                    131,393
             Vanguard Retirement Savings Trust                          402,035
             CommScope Stock Fund                                       133,088
             GI Stock Fund                                              101,355
                                                            --------------------

                                                                    $ 4,160,515
                                                            ====================

                                                                Year Ended
                                                             December 31, 1997
                                                            --------------------

           Investment Income:
             Vanguard Wellington Fund                               $ 4,050,143
             VMMR-Federal Portfolio                                     575,827
             VFIF-GNMA Portfolio                                        285,651
             Vanguard Index-500 Portfolio                             4,402,381
             Vanguard STAR Portfolio                                     99,590
             Vanguard US Growth Portfolio                               364,182
             Vanguard International Growth Portfolio                     10,829
             Vanguard Retirement Savings Trust                          174,581
             Loans to Participants                                      407,314
             CommScope Stock Fund                                          (749)
             General Instrument Stock Fund                             (293,946)
             General Semiconductor Stock Fund                          (220,084)
             GI Stock Fund                                            1,368,263
                                                            --------------------

                                                                   $ 11,223,982
                                                            ====================

           Withdrawals:
             Vanguard Wellington Fund                                 $ 939,341
             VMMR-Federal Portfolio                                     372,169
             VFIF-GNMA Portfolio                                        108,600
             Vanguard Index-500 Portfolio                               738,751
             Vanguard STAR Portfolio                                     27,424
             Vanguard US Growth Portfolio                                53,839
             Vanguard International Growth Portfolio                     15,813
             Vanguard Retirement Savings Trust                          122,434
             Loans to Participants                                      203,985
             CommScope Stock Fund                                        44,062
             General Instrument Stock Fund                              100,540
             General Semiconductor Stock Fund                            20,557
             GI Stock Fund                                              194,548
                                                            --------------------

                                                                    $ 2,942,063
                                                            ====================

COMMSCOPE, INC. EMPLOYEES PROFIT SHARING AND SAVINGS PLAN

ITEM 27a - SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES DECEMBER 31, 1997

                                                               Number of
                              Description                    Shares / Units             Cost               Fair Value
       ------------------------------------------------------------------------------------------------------------------

       *   Vanguard Wellington Fund, variable
             amounts and rates, Employer Identification
             Number 51-0071687                                     737,017          $ 17,046,858          $ 21,705,144
       *   VMMR-Federal Portfolio, variable
             amounts and rates, Employer Identification
             Number 2366007979                                  15,986,090            15,986,090            15,986,090
       *   VFIF-GNMA Portfolio, variable amounts
             and rates, Employer Identification
             Number 231899003                                      315,527             3,212,288             3,290,945
       *   Vanguard Index-500 Portfolio, variable
             amounts and rates, Employer Identification
             Number 231999755                                      203,341            11,248,366            18,314,955
       *   Vanguard STAR Portfolio, variable amounts
             and rates, Employer Identification
             Number 232282995                                       37,198               598,339               646,497
       *   Vanguard US Growth Portfolio, variable
             amounts and rates, Employer Identification
             Number 232120820                                       80,273             1,949,649             2,303,831
       *   Vanguard International Growth Portfolio,
             variable amounts and rates, Employer Identification
             Number 232439141                                       44,033               715,771               721,695
                                                                                 --------------------  --------------------

                  Total                                                               50,757,361            62,969,157
                                                                                 --------------------  --------------------

       *   Vanguard Retirement Savings Trust                     3,293,374             3,293,374             3,293,374

       *   Loans to Participants, with interest rates
             ranging from 7% to 11%                                     --             5,200,234             5,200,234

       *   CommScope Stock Fund                                    376,820             3,131,360             3,308,477
       *   Nonparticipant directed fund -
             General Instrument Stock Fund                         463,687             3,992,548             4,377,202
       *   Nonparticipant directed fund -
             General Semiconductor Stock Fund                       83,198               714,754               642,289
                                                                                 --------------------  --------------------

           TOTAL INVESTMENTS                                                        $ 67,089,631          $ 79,790,733
                                                                                 ====================  ====================

       *   Denotes party-in-interest.





COMMSCOPE, INC. EMPLOYEES PROFIT SHARING AND SAVINGS PLAN

ITEM 27d - SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS (5%)
YEAR ENDED DECEMBER 31, 1997


                                                                                                      Current Value of
 Identity of                                                                                             Asset on
Party Involved           Description of Asset          Purchase Price  Selling Price   Cost of Asset Transaction Date     Net Gain
------------------------------------------------------------------------------------------------------------------------------------

Single Transactions:

Vanguard Fiduciary   GI Stock Fund                                       $ 8,002,217     $ 7,073,843    $ 8,002,217       $ 928,374
Trust Company

Vanguard Fiduciary   General Instrument Stock Fund       $ 5,456,717                       5,456,717      5,456,717
Trust Company

Series of Transactions:

Vanguard Fiduciary   GI Stock Fund
Trust Company        101 Purchases                         2,485,636                       2,485,636      2,485,636
                     100 Sales                                             8,772,892       7,834,525      8,772,892         938,367

Vanguard Fiduciary   CommScope Stock Fund
Trust Company        55 Purchases                          3,475,594                       3,475,594      3,475,594
                     46 Sales                                                166,368         177,096        166,368         (10,728)

Vanguard Fiduciary   General Instrument Stock Fund
Trust Company        1 Purchase                            5,456,717                       5,456,717      5,456,717
                     60 Sales                                                785,568         832,601        785,568         (47,033)

Vanguard Fiduciary   Vanguard Wellington Fund
Trust Company        137 Purchases                         5,785,124                       5,785,124      5,785,124
                     229 Sales                                             2,689,144       2,139,829      2,689,144         549,315

Vanguard Fiduciary   VMMR - Federal Portfolio
Trust Company        242 Purchases                         2,979,099                       2,979,099      2,979,099
                     230 Sales                                             2,296,826       2,296,826      2,296,826

Vanguard Fiduciary   Vanguard Index-500 Portfolio
Trust Company        170 Purchases                         4,334,439                       4,334,439      4,334,439
                     210 Sales                                             2,458,967       1,754,505      2,458,967         704,462



                                 SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            CommScope, Inc. Employees Profit
                                            Sharing and Savings Plan

June 25, 1998                               /s/ Jearld L. Leonhardt
------------------                          -----------------------------------
Date                                        Jearld L. Leonhardt
                                            Executive  Vice  President,  Finance
                                            and  Administration  Signing both in
                                            his  capacity  as   Executive   Vice
                                            President    on    behalf   of   the
                                            Registrant  and as  Chief  Financial
                                            Officer of the Registrant and as a
                                            Member of the CommScope, Inc.
                                            Employees Profit Sharing and Savings
                                            Plan Investment Committee